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                     May 10, 2024

       Peter Griffith
       Executive Vice President and Chief Financial Officer
       Amgen Inc.
       One Amgen Center Drive
       Thousand Oaks, CA 91320

                                                        Re: Amgen Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-37702

       Dear Peter Griffith:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Life Sciences